Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

BY EDGAR TRANSMISSION

September 22, 2016

Mr. David Manion
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments
File Numbers: 811-07572, 033-59474

Dear Mr. Manion:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which were communicated via telephone on August 16, 2016.

Comment 1.	Per the schedule of investments, Blue Chip Fund notes a concentration in the financial sector of 32%. Please consider adding prospectus risk disclosure.
Response. The Registrant declines to change the disclosure as the Blue Chip Fund does not concentrate in a particular industry nor does it have a policy to do so. The Portfolio Summary table shows 32.29% of the Fund’s assets are invested in the financial sector; however, a sector is construed more broadly than industry. Further, one particular sector may contain several industries, which may not all respond to economic, market, political or social events in the same way.

Comment 2.	Please confirm that an individual designated Financial Accountant III is appropriate person to sign the Form N-SAR.
Response. The Registrant believes that the Form N-SAR should be signed by an individual designated as office of the Fund. Future filings will be signed by the appropriate officer.

Comment 3.	Item N-1A Item 27(b) Instruction 7(i) requires disclosure of investment strategies and techniques utilized. Please include disclosure of these items in future filings.
Response. The requested disclosure will be made in future filings.

Comment 4.	Please consider adding a footnote disclosure to the MDFP noting whether securities mentioned in the MDFP have been sold prior to the end of the reporting period.
Response. The Registrant respectfully declines to add such a footnote to the MDFP but will include, in future filings, a footnote to the section titled “Important Fund Information” explaining that certain securities positions may no longer held in the funds.

Comment 5.	Please include information about the parent share class if extended performance is included.
Response. The requested disclosure will be made in future filings.

Comment 6.	With regard to the Diversified Real Asset Fund, please include a discussion regarding the components of the blended index.
Response. The Registrant respectfully submits that the Diversified Real Asset Fund’s Summary Prospectus currently provides component information regarding the blended index. The Summary Prospectus notes, “As of August 31, 2015, the components and weightings were as follows: as follows: 40% Barclays U.S. Treasury TIPS Index, 40% MSCI All Country World Index (ACWI), and 20% Bloomberg Commodity Index”.

Comment 7.	With regard to the Diversified Real Asset Fund and the Global Multi-Strategy Fund, please explain why the Registrant believes the comparable securities indices disclosed are appropriate.
Response. The Registrant respectfully submits that, for each fund, the index provided is an appropriate standard against which investors can measure such fund’s performance.
The Barclays U.S. Treasury TIPS Index (the “Index”) was used as the broad-based securities market index for the Diversified Real Asset Fund (“DRA”). One of DRA’s five core asset classes is inflation-protected securities, which includes U.S. TIPS. The Registrant also compared DRA’s performance with the Diversified Real Asset Blended Index (the “Blended Index”), which consisted of the performance of multiple indexes, including the Index. The Index was the most heavily weighted index in the Blended Index and, as a result, was selected to be the first listed index in the Average Annual Total Returns table. The Registrant notes that it is not aware of any single index that closely corresponds to DRA’s portfolio and would provide a meaningful comparison. As a result, the Registrant anticipates in future filings that the Blended Index will be listed first since it provides the most relevant measure of comparison for investors.
The HFRI (Hedge Fund Research Inc.) Fund-of-Funds Composite Index (the “Index”) was used as the broad-based securities market index for the Global Multi-Strategy Fund (“GMS”). GMS’s assets are allocated among several investment strategies that are executed by one or more of the fund’s sub-advisors. The Index is constructed to show performance of strategies that have multiple managers or multiple managers with multiple strategies, and GMS has multiple managers and multiple investment strategies. The Registrant notes that benchmarking for liquid alternatives funds is particularly challenging, and HFRI is a widely-recognized benchmark for comparing the performance of an alternative mutual fund.
Moreover, the foregoing indices satisfy the requirements of Form N-1A with respect to an appropriate “broad based securities market index” and (with respect to DRA) additional indices.

Comment 8.	Pursuant to Form N-1A Item 23 (c) Instruction 4, please include the calculation of the maximum offering price.
Response. The requested disclosure will be made in future filings.

Comment 9.	In the notes to financial statements, please disclose by what method amortization/accretion is calculated.
Response. The requested disclosure will be made in future filings.

Comment 10.	In the notes to financial statements, please disclose the accounting policy for cash and cash equivalents.
Response. The requested disclosure will be made in future filings when disclosure of the statement of cash flows is required.

Comment 11.	Please confirm that all provisions required under the interfund lending exemptive order has been followed.
Response. Confirmed.

Comment 12.	In the notes to financial statements, please disclose the average borrowing and amount by the funds as well as the average interest rate.
Response. The requested disclosure will be made in future filings.

Comment 13.	In the notes to financial statements, please consider adding a legend disclosing the full name of each financial counterparty.
Response. The requested disclosure will be made in future filings.

Comment 14.	Please confirm that the initial margin on futures contracts is disclosed under "Deposits with Counterparty" in the Statement of Assets and Liabilities.
Response. Confirmed.

Comment 15.	Please disclose the Registrant's valuation policy with regard to futures contracts.
Response. The requested disclosure will be made in future filings.

Comment 16.	Please confirm ASU 2011-11 was appropriately assessed and required disclosure will be included.
Response. Confirmed.

Comment 17.	Please confirm ASU 2014-11 was appropriately assessed and required disclosure will be included.
Response. Confirmed.

Comment 18.	Please include disclosure required by Staff Accounting Bulletin 74.
Response. The requested disclosure will be made in future filings when applicable.

Comment 19.	Please confirm that the treatment of the cost of financing related to sell/buybacks utilized was appropriate.
Response. Confirmed. The financing costs related to sell/buybacks are an expense to the fund. The related disclosure describes the expense as an offset to income on the statement of operations as the expense was immaterial to the fund, the net income, and the interest expense of the fund. If the expense had been material, it would have been included on the statement of operations as an expense.

Comment 20.
Please consider removing the value of unfunded commitments from the Statement of Assets and Liabilities and the Schedule of Investments. Only the unrealized appreciation/depreciation should be included.

Response. Registrant respectively notes that the value of unfunded commitments are not included in State of Assets and Liabilities nor in the Schedule of Investments.

Comment 21.	In correspondence, please confirm that the Registrant believes that each fund series with unfunded commitments has sufficient assets to cover the value of such unfunded commitments.
Response. Confirmed.

Comment 22.	On the Statement of Assets and Liabilities, please disclose separately each deposit with counterparties as they relate to short sales, futures contracts, or other over -the -counter derivatives.
Response. The requested disclosure will be made in future filings when deposits for such financial instruments are specifically earmarked for a particular financial instrument.

Comment 23.	Confirm that there was no required disclosure of a statement of cash flow for the Global Multi-Strategy Fund.
Response. Confirmed.

Comment 24.	Please disclose broker fees related to short sales separately in the Statement of Operations.
Response. The requested disclosure will be made in future filings.

Comment 25.	Please consider accounting for periodic swap payments as unrealized gains/losses.
Response. Registrant respectfully declines to make such change. Registrant believes the current practice of treating periodic swap payments as realized gains/losses is appropriate and consistent with industry practice.

Comment 26.	Please add the disclosure required by ASC 815-10-50-a.
Response. The requested disclosure will be made in future filings.

Comment 27.	In the notes to financial statements, please consider disclosing the effective management fee rates.
Response. The Registrant does not believe such disclosure is required and, therefore, respectfully declines to make such change.

Comment 28.	In the notes to financial statements, please confirm that the date of distributions disclosed should reflect 2014 instead of 2015.
Response. Confirmed.

Comment 29.	In the Schedule of Investments, please consider adding a footnote disclosure interest only and principal only securities.
Response. The requested disclosure will be made in future filings.

Comment 30.	In the Schedule of Investments, please consider disclosing the index underlying commodity linked notes.
Response. Registrant notes that the underlying index is currently included in the security description.

Comment 31.	In the Schedule of Investments, please disclose the interest rate for each convertible preferred stock and preferred stock.
Response. The requested disclosure will be made in future filings.

Comment 32.	In the Schedule of Investments, please confirm there were no restricted securities purchased prior to September 1, 2014.
Response. Confirmed.

Comment 33.	Please consider disclosing the implied credit spread or weighted average maturity related to buy protection on credit default swaps.
Response. The requested disclosure will be made in future filings.

Comment 34.	In the Financial Highlights, only disclose gross and net expense ratios. All other expense ratios should be shown as a footnote to the financial highlights.
Response. The Registrant respectfully declines to make such change as it believes its current disclosure is appropriate. Registrant was unable to find authority requiring a fund to make the disclosures as proposed.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 515-235-9328 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.